Prudential World Fund, Inc.

Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

December 22, 2014

VIA EDGAR SUBMISSION

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential World Fund, Inc.: Form N-1A

Post-Effective Amendment No. 84 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 85 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 002-89725

Investment Company Act No. 811-03981

Dear Mr. Cowan:

We filed through EDGAR on October 15, 2014 on behalf of Prudential World Fund, Inc. (the “Registrant”) Post-Effective Amendment No. 84 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 85 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the Prudential Jennison Global Opportunities Fund, a series of the Registrant. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on November 18, 2014, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

General Comments

1.	Comment:

Please respond to these comments in a writing filed on EDGAR and include the appropriate Tandy responses in such writing.

Response:
The Registrant will respond to the comments in a writing that is filed on EDGAR, and will include the appropriate Tandy responses in such writing.

2.	Comment:

Please confirm that all information has been completed and/or updated in the Prospectus, Statement of Additional Information, and Part C.

Response:

The Registrant confirms that all information in the Prospectus, Statement of Additional Information and Part C is current and complete.

3.	Comment:

Please update the Edgar series and class identifiers to reflect the addition of Class Q.

Response:

The Registrant confirms that all series and class identifiers have been updated to reflect the addition of Class Q.

Prospectus:

4.	Comment:

Since Prudential Jennison Global Opportunities Fund is a global fund, please update the disclosure to explain how the Fund will invest its assets in investments that are tied economically to a number of nations around the world.

Response:

The Registrant has considered the Staff’s comment to the disclosure noted above. The Registrant has reviewed Release No. IC-24828 dated January 17, 2001 and the ICI Memorandum dated June 4, 2012. The Registrant submits that the current disclosure notes that the Fund can invest without limit in foreign securities, typically invests in a number of different countries, and may invest a significant portion of its assets in companies located in emerging markets. The Registrant submits no further changes are required.

5.	Comment:

Please explain how the principal investment strategies describe type of investments but does not describe how the Fund will select investments to meet the investment objective.

Response:

The Registrant has considered the Staff’s comments to the disclosure noted above. The Registrant respectfully submits that no additional revisions are necessary or required. The Registrant respectfully submits that the current disclosure in this section provides further information to a shareholder on how the Fund will meet its investment objective.

6.	Comment:

In the Fund’s Fund Fees and Expenses and Past Performance sections, please update all footnotes to reflect updated financial figures and fee waivers/expense caps.

Response:

The Registrant confirms that the footnotes referenced have been updated to reflect updated financial figures and renewed fee waivers.

7.	Comment:

In the Fund’s Past Performance section, the Fund references various indexes for comparison purposes. Please include disclosure explaining why more than one index is referenced.

Response:

The Fund’s performance benchmark is the MSCI All Country World Net Dividend Index, a broad-based securities market index. The Fund’s performance is also compared to funds in two different Lipper categories, the Lipper Global Multi-Cap Core Funds Performance Universe and the Lipper Global Multi-Cap Growth Funds Performance Universe, and the disclosure explains why the two different Lipper categories are shown. As a result, the Registrant respectfully submits that no additional revisions are necessary.

8.	Comment:

Please update the Financial Highlights section of the Prospectus to reflect current financial information.

Response:

The Registrant confirms that the Financial Highlights section of the Prospectus have been updated to reflect current financial information.

Statement of Additional Information (SAI)

9.	Comment:

The disclosure on page 35 makes reference to the Prudential Jennison Global Infrastructure Fund as part of the Jennison portfolio manager compensation structure. Please explain the reason why the Prudential Jennison Global Infrastructure Fund is referenced or if it is a typographical error. If it was included in error, please remove from the disclosure.

Response:

The Registrant has reviewed the disclosure and has revised the disclosure to remove references to the Prudential Jennison Global Infrastructure Fund.

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 367-7659. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Director and Corporate Counsel